2001

                                                                  ---------


                                                                     ANNUAL

                                                                  ---------



                                                                     REPORT


                                                                      -----
                                                                      FREIT
                                                                      -----

                                                          FIRST REAL ESTATE

                                                           INVESTMENT TRUST

                                                              OF NEW JERSEY

Message to Our Shareholders

fter ten years of unprecedented growth and prosperity we are now in the midst of a recession. During the past year we experienced major economic changes and challenges to our national security. We have witnessed a weakened national economy, a downward slide in the stock market, sharp reductions in interest rates, increases in unemployment, and the start of the war against terrorism. Most companies were affected; we are no exception.

OPERATING RESULTS

Net income for the year ended October 31, 2001 was $4,700,000 ($1.50 per share) on revenues of $19,534,000 compared to $4,759,000 ($1.53 per share) on revenues of $18,158,000 for the prior year. (All references to per share amounts are on a diluted basis and adjusted to reflect the stock split in the form of the one-for-one share dividend paid on October 18th, 2001.)

The 7.6% increase in revenues results primarily from the inclusion of the operations at the Olney Town Center, Olney, MD. (See Retail Properties) The increase in earnings at the real estate properties were off-set principally by:
(A) reduced investment income of $151,000, as a result of significantly lower interest rates; (B) $60,000 of increased general expenses, and (C) a $114,000 write-off of deferred costs attributable to expenses in connection with the abandonment of a property acquisition.

RESIDENTIAL PROPERTIES: Net earnings (before debt service) increased 5.4% to $3,191,000 on revenues of $6,726,000 compared to prior year's net earnings of $3,028,000 on revenues of $6,353,000. The revenue increase is a combination of higher occupancy (94.4% this year, compared to 93.4% the prior year) and higher average monthly rents. Overall expenses (including depreciation) increased 6.3% to $3,536,000 from $3,324,000. The principal cause of increased expenses was higher utility costs resulting from a combination of higher utility rates and a colder winter than the prior year. Overall expenses were 52.6% of revenues compared to 52.3% in the prior year. Net Operating Income ("NOI") is one of the principal property measurement tools utilized in the real estate industry. NOI is net income before debt service, depreciation and other none cash charges or deferred rents. NOI at our residential properties increased 5.2% to $3,702,000 from $3,519,000 the prior year.

Our apartment units are continually upgraded to maintain their competitive edge in their market areas. Our capital improvement programs are designed to be both offensive and defensive. In good economic climates they are designed to command the highest rents in their markets. In poor economic climates they are designed to achieve the highest occupancy rates in their markets. Capital improvements during the past year totaled $479,000 ($750 per unit).

Average monthly rents at the end of the current fiscal year were 12% higher than the average rents collected over the course of the fiscal year. If these monthly rents hold, and if current overall occupancy rates are maintained, approximately $390,000 will be added to rental revenue over the next fiscal year.

Net Income at our 40% owned affiliate Westwood Hills, increased 9.9% to $476,000 from $433,000 the prior year. Occupancy for the year was 97.4% compared to 97.8% the prior year. Revenues, as a result of rent increases, increased 6.0% against an expense increase of 5.3%. As a result of these increases, our share of the Net Income of Westwood Hills increased 9.8% to $190,000 from $173,000 the prior year.

(Graph)

FREIT owns 19 +/- acres of undeveloped land in Rockaway, NJ. In January 2002 we received site plan approval for the construction of 129 garden apartment units. Development costs are estimated at $13.8 million. We expect construction to commence during the summer of 2002 after all other governmental approvals are received. We are excited about this new apartment community and expect it will enhance the value of our portfolio and increase net income and distributions to shareholders

RETAIL PROPERTIES: Net earnings (before debt service and minority interest) increased 5.3% to $6,617,000 on revenues of $11,937,000 vs. net earnings of $6,283,000 on revenues of $10,798,000 the prior year. The increase in earnings and revenues is principally attributable to the operations of the Olney Town Center ("Olney") being included in operations for the full fiscal year ended October 31, 2001, compared to seven months for the prior fiscal year. Net earnings at the same properties (excluding Olney) were $5,443,000 on revenues of $9,672,000 compared to $5,595,000 on revenues of $9,507,000 the prior year. The increase in revenues at the same properties was more than offset by expenses not chargeable back to tenants such as a $106,000 account receivable write-off and $50,000 of roof repairs. Net earnings at Olney this year was $1,174,000 compared to $688,000 for the partial period the prior year.

NOI at the Retail properties increased 7.9% to $7,905,000 from $7,323,000 the prior year.


(Graph)

Average occupancy during the year ended October 31, 2001 was 95.8% and occupancy at year-end was 97.3%. This higher occupancy going into the new year represents an additional $280,000 in fixed rents, plus additional revenues from tenant reimbursements.

Olney is the 98,000 sq. ft. neighborhood shopping center we purchased during the prior year. Occupancy at Olney is 92%. In contemplation of expanding the center by approximately 52,000 sq. ft. we have not attempted to lease the vacant space. We are now evaluating the timing of the expansion and may defer it to coincide with the expiration of particular leases. If we do decide to defer, we will immediately market the available vacant space.

Retail Property Acquisition: FREIT anticipates it will become the Managing Member and hold a 40% interest in a joint venture to be formed to acquire a 320,000 sq. ft. neighborhood shopping center in Northern NJ. Total acquisition costs will approximate $33 million which will be financed in part by a mortgage and in part by equity contributions by the joint venture partners. We are currently involved in our due-diligence review and the formation of the joint venture operating agreement. If this review proves satisfactory and the joint venture partners agree to the terms of the operating agreement, the purchase should close sometime during the first half of the year 2002. This is a very exciting property and we look forward to its acquisition. We feel this property will add to increased shareholder cash distributions and portfolio value.

FINANCIAL CONDITION: Our financial condition remains strong. Net Cash Provided by Operating Activities increased 3.8% this year to $6.4 million compared to $6.2 million the prior year. Funds From Operations ("FFO") increased to $2.05 per share from $1.99 the prior year. This improved financial performance resulted in dividend distributions increasing 4.2% to $1.38 per share this year compared to $1.325 per share the prior year.

As at October 31, 2001 we had cash, cash equivalents, and marketable securities totaling $13.7 million (13.7% of assets) compared to $12.4 million the year before. These funds are available for construction, property acquisitions and general needs.

Line Of Credit: During the fourth quarter we reached an agreement in principal with a financial institution on the terms for a $14 million, secured, two-year revolving line of credit. This will replace our former $8 million line that expired during 2000. Interest rates on draws will be 175 basis points over our choice of the 30, 60, or 90 LIBOR rate and will reset at the end of every renewal period. While we feel that this credit line (subject to the lenders satisfaction of appraisals, title searches and environmental reports) will be formalized shortly, we do not expect to draw on this line in the short term. It will provide additional liquidity, and be used opportunistically for future acquisitions and/or development opportunities.

On October 18, 2001, a two-for-one share split in the form of a share dividend was paid. This increased the number of our outstanding shares to 3,119,576 from 1,559,788. Our decision to declare this Share dividend was based on our desire to make the shares more affordable to individual investors and broaden FREIT's investor base. During the year ended October 31, 2001, the Total Return to our shareholders from dividends and the increase in share value was 31.3%

GOING FORWARD: We are hopeful that the Recession will be short lived. The effect a recession has on real estate generally lags the onset of the recession. As a result, it is still too early to quantify the effects the recession will have on our real estate portfolio, especially in the retail area. It has no doubt affected our residential properties. We are experiencing increasing resistance to rental increases, and a slight decrease in occupancy rates at some residential properties from the fiscal year end levels. However, we remain optimistic about the long-range future of the U.S. economy and in FREIT's ability to continue to increase shareholder value and distributions. The Board of Trustees looks forward to seeing you at the Annual Meeting scheduled for Wednesday, April 10, 2002, at 7:30 p.m. at the Trust's headquarters located at 505 Main Street, Hackensack, NJ.


Sincerely,



 \S\
\S\Robert S. Hekemian                           /s/Donald W. Barney
---------------------                           -------------------
Robert S. Hekemian                              Donald W. Barney
Chairman                                        President

The statements in this report that relate to future earnings or performance are forward-looking. Actual results might differ materially and be adversely affected by such factors as longer than anticipated lease-up periods or the inability of tenants to pay increased rents. Additional information about these factors is contained in the Trust's filings with the SEC including the Trust's most recently filed report on Form 10-K under the section "Management's Discussion and Analysis of Financial Condition and Results of Operations," also included elsewhere in this report

Properties

Portfolio of Real Estate Investments

Apartment Buildings

BERDAN COURT APARTMENTS Wayne, New Jersey GRANDVIEW APARTMENTS Hasbrouck Heights, New Jersey HAMMEL GARDENS Maywood, New Jersey HEIGHTS MANOR APARTMENTS Spring Lake Heights, New Jersey LAKEWOOD APARTMENTS Lakewood, New Jersey PALISADES MANOR Palisades Park, New Jersey SHERIDAN APARTMENTS Camden, New Jersey STEUBEN ARMS River Edge, New Jersey WESTWOOD HILLS* Westwood, New Jersey

Shopping Centers/Commercial Buildings

FRANKLIN CROSSING SHOPPING CENTER Franklin Lakes, New Jersey WESTRIDGE SQUARE SHOPPING CENTER Frederick, Maryland WESTWOOD PLAZA SHOPPING CENTER Westwood, New Jersey SINGLE TENANT STORE Glen Rock, New Jersey PATHMARK CENTER Patchogue, New York OLNEY TOWN CENTER** Olney, Maryland

Vacant Land

33 ACRES, INDUSTRIAL ZONE South Brunswick, New Jersey 19.26 ACRES, MULTI-FAMILY ZONE*** Rockaway, New Jersey 4.27 ACRES, RESIDENTIAL ZONE Franklin Lakes, New Jersey

** *The Trust holds a 40% interest in Westwood Hills LLC, a New Jersey Limited Liability Company, which owns the 210-unit apartment community.

****The Trust holds a 75% interest in S and A Commercial Associates LP, which owns the Olney Town Center.

***The Trust has received site plan approval from the Township for the construction of a 129 garden apartment unit.

                FIRST REAL ESTATE INVESTMENT TRUST OF NEW JERSEY
                                 and subsidiary


Consolidated Balance Sheets (in thousands)

October 31,                                                     2001       2000
                                                                ----       ----
Assets
Real estate and equipment, at cost,
net of accumulated depreciation ............................   $76,955   $78,038
Investments in marketable securities .......................       500     9,451
Cash and cash equivalents ..................................    13,187     2,925
Due from related party .....................................      --       1,066
Tenants' security accounts .................................       873       766
Sundry receivables .........................................     2,512     1,794
Prepaid expenses and other assets ..........................     1,262     1,361
Deferred charges, net ......................................     1,206     1,380
      Totals ...............................................   $96,495   $96,781
                                                               -------   -------
Liabilities and Shareholders' Equity

Liabilities:
   Mortgages payable .......................................   $69,354   $70,214
   Accounts payable and accrued expenses ...................       819       854
   Cash distributions in excess of investment in affiliate .       386       352
   Dividends payable .......................................     1,497     1,794
   Tenants' security deposits ..............................     1,219     1,073
   Deferred revenue ........................................       322       303
      Total liabilities ....................................    73,597    74,590
                                                                ------    ------

Minority interest ..........................................     1,310     1,047
                                                                 -----     -----

Commitments and contingencies

Shareholders' equity:

Shares of beneficial interest without par value; 4,000,000
shares  authorized; 3,119,576 shares issued and outstanding       19,314       19,314
Undistributed earnings ....................................        2,274        1,879
Accumulated other comprehensive income (loss) .............           --          (49)
   Total shareholders' equity .............................       21,588       21,144
   Totals .................................................     $ 96,495     $ 96,781


See Notes to Consolidated Financial Statements.


Consolidated Statements of Income, Comprehensive Income and Undistributed
Earnings (in thousands except per share amounts)

Years ended October 31, ........................................                       2001          2000          1999
Revenue
  Rental income ................................................     $ 15,805      $ 14,575      $ 13,083
  Reimbursements ...............................................        2,508         2,179         1,750
  Equity in income (loss) of affiliate .........................          190           173           (52)
  Net investment income ........................................          683           834           742
  Sundry income ................................................          348           397           204
        Totals .................................................       19,534        18,158        15,727
Expenses
  Operating expenses ...........................................        4,043         3,315         3,118
  Management fees ..............................................          771           697           623
  Real estate taxes ............................................        2,348         2,187         1,922
  Interest .....................................................        5,356         5,165         4,620
  Depreciation .................................................        2,215         1,988         1,716
  Minority interest ............................................           85            31            --
        Totals .................................................       14,818        13,383        11,999
Income before state income taxes ...............................        4,716         4,775         3,728
Provision for state income taxes ...............................           16            16            13
Net income .....................................................            $       4,700 $         4,759      $  3,715
Basic earnings per share .......................................                          $      1.51 $1.53    $   1.19
Diluted earnings per share .....................................                          $      1.50 $1.53    $   1.19
Basic weighted average shares outstanding ......................        3,120         3,120         3,120
Diluted weighted average shares outstanding ....................        3,133         3,120         3,120
Comprehensive Income
Net income .....................................................            $       4,700 $         4,759      $  3,715
Other comprehensive income (loss):
   Unrealized holding gains (losses) on marketable securities ..           49           (70)          (47)
   Reclassification adjustment for losses included in net income           --            68            --
Other comprehensive income (loss) ..............................           49            (2)          (47)
Comprehensive income ...........................................     $  4,749      $  4,757      $  3,668
Undistributed Earnings
Balance, beginning of year .....................................            $       1,879 $         1,253      $  1,048
Basic net income ...............................................        4,700         4,759         3,715
Less dividends .................................................       (4,305)       (4,133)       (3,510)
Balance, end of year ...........................................     $  2,274      $  1,879      $  1,253
Dividends per share ............................................                   $   1.38      $   1.33      $   1.13

See Notes to Consolidated Financial Statements


Consolidated Statements of Cash Flows (in thousands)
Years ended October 31,        2001       2000      1999
Operating Activities
  Net income .......................................................     $  4,700      $  4,759      $  3,715
  Adjustments to reconcile net income to net cash
    provided by operating activities:
    Depreciation and amortization ..................................        2,445         2,182         1,878
    Equity in (income) loss of affiliate ...........................         (190)         (173)           52
    Deferred revenue ...............................................           19           (99)          147
    Minority interest ..............................................           85            31            --
    Realized loss on marketable securities .........................           --            68            --
    Write-off of abandoned property ................................          114            --            --
    Changes in operating assets and liabilities:
      Tenants' security accounts ...................................         (107)            5           (19)
      Sundry receivables, prepaid expenses and other assets ........         (774)       (1,030)         (429)
      Accounts payable and accrued expenses ........................          (35)          351           102
      Tenants' security deposits ...................................          146            73            31
        Net cash provided by operating activities ..................        6,403         6,167         5,477
Investing Activities
    Capital expenditures ...........................................       (1,132)         (937)         (536)
    Distributions from affiliate ...................................          224           231         2,160
    Purchase of marketable securities ..............................           --            --       (14,500)
    Proceeds from sale of marketable securities ....................        9,000         4,932            --
    Repayment from affiliate .......................................           --            --           100
    Acquisition of partnership interest ............................           --        (4,728)           --
    Good faith deposits ............................................          (15)           --            --
        Net cash used in investing activities ......................        8,077          (502)      (12,776)
Financing Activities
    Dividends paid .................................................       (4,602)       (3,977)       (3,307)
    Received from sale of 25% minority interest in Olney ...........        1,066            --            --
    Capital contributions by minority interest .....................          178            --            --
    Net proceeds from mortgage refinancing .........................           --            --         3,671
    Proceeds from mortgage borrowings ..............................           --            --         9,275
    Repayment of mortgages .........................................         (860)         (777)         (728)
    Deferred mortgage costs ........................................           --           (69)         (322)
        Net cash provided by (used in) financing activities ........       (4,218)       (4,823)        8,589
Net increase in cash and cash equivalents ..........................       10,262           842         1,290
Cash and cash equivalents, beginning of year .......................        2,925         2,083           793
Cash and cash equivalents, end of year .............................     $ 13,187      $  2,925      $  2,083
Supplemental Disclosure of Cash Flow Data
  Interest paid ....................................................     $  5,230      $  5,053      $  4,530
  Income taxes paid ................................................     $     16      $     16      $     13

Supplemental schedule of noncash investing and financing activities:
Dividends declared but not paid amounted to $1,497,000, $1,794,000 and $1,638,000 in 2001, 2000 and 1999, respectively.
During 2000, the Trust completed its acquisition of a 98,800 square foot retail property in Olney, Maryland for approximately $15,648,000, in part, with the proceeds of a $10,920,000 mortgage. In connection with the acquisition, the Trust advanced the holders of the 25% interest which is not owned by the Trust approximately $1,016,000 in order for them to fund their pro rata portion of the purchase price See Notes to Consolidated Financial Statements.

Notes to Consolidated Financial Statements

note 1 - Organization and significant accounting policies:
Organization:

First Real Estate Investment Trust of New Jersey (the "Trust") was organized November 1, 1961 as a New Jersey Business Trust. The Trust is engaged in owning residential and commercial income producing properties located primarily in New Jersey, Maryland and New York.

The Trust has elected to be taxed as a Real Estate Investment Trust under the provisions of Sections 856-860 of the Internal Revenue Code, as amended. Accordingly, the Trust does not pay Federal income tax on income whenever income distributed to shareholders is equal to at least 95% of real estate investment trust taxable income. Further, the Trust pays no Federal income tax on capital gains distributed to shareholders.

The Trust is subject to Federal income tax on undistributed taxable income and capital gains. The Trust may make an annual election under Section 858 of the Internal Revenue Code to apply part of the regular dividends paid in each respective subsequent year as a distribution for the immediately preceding year. For fiscal 2001, 2000 and 1999, the Trust made such an election.

Principles of consolidation:

The consolidated financial statements include the accounts of the Trust and, subsequent to March 29, 2000, its 75%-owned subsidiary, S and A Commercial Associates Limited Partnership ("S and A"). The consolidated financial statements include 100% of S and A's assets, liabilities, operations and cash flows with the 25% interest not owned by the Trust reflected as "minority interest", a group consisting principally of employees of Hekemian & Co., Inc. ("Hekemian"). All significant intercompany accounts and transactions have been eliminated in consolidation.

Use of estimates:

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

Investment in affiliate:

The Trust's 40% investment in Westwood Hills, LLC ("WHLLC") is accounted for using the equity method.

Investments in marketable securities:

Investments in marketable debt securities classified as "available for sale" are recorded at fair value and unrealized gains and losses are reported as accumulated other comprehensive income within shareholders' equity. The cost of securities sold is based on the specific identification method.

Cash and cash equivalents:

Financial instruments which potentially subject the Trust to concentrations of credit risk consist primarily of cash and cash equivalents. The Trust considers all highly liquid investments purchased with a maturity of three months or less to be cash equivalents. The Trust maintains its cash and cash equivalents in bank and other accounts, the balances of which, at times, may exceed Federally insured limits. At October 31, 2001, such cash and cash equivalent balances exceeded Federally insured limits by approximately $9,233,000. Exposure to credit risk is reduced by placing such deposits with high credit quality financial institutions.

Depreciation:

Real estate and equipment are depreciated on the straight-line method by annual charges to operations calculated to absorb costs of assets over their estimated useful lives.

Deferred charges:

Deferred charges consist of mortgage costs and leasing commissions. Deferred mortgage costs are amortized on the straight-line method by annual charges to operations over the terms of the mortgages. Amortization of such costs is included in interest expense and approximated $126,000, $112,000 and $90,000 in 2001, 2000 and 1999, respectively. Deferred leasing commissions are amortized on the straight-line method over the terms of the applicable leases.

Revenue recognition:

Income from leases is recognized on a straight-line basis regardless of when payment is due. Lease agreements between the Trust and commercial tenants generally provide for additional rentals based on such factors as percentage of tenants' sales in excess of specified volumes, increases in real estate taxes, Consumer Price Indices and common area maintenance charges. These additional rentals are generally included in income when reported to the Trust, when billed to tenants or ratably over the appropriate period.

Advertising:

The Trust expenses the cost of advertising and promotions as incurred. Advertising costs charged to operations amounted to approximately $47,000 in 2001 and $58,000 in both 2000 and 1999.

Earnings per share:

The Trust has presented "basic" and "diluted" earnings per share in the accompanying statements of income in accordance with the provisions of Statement of Financial Accounting Standards No. 128, Earnings per Share ("SFAS 128").

Recent accounting pronouncements:

The Financial Accounting Standards Board has issued certain pronouncements as of October 31, 2001 that will become effective in subsequent periods; however, management does not believe that any of those pronouncements will effect any financial accounting measurements or disclosures the Trust will be required to make.

Note 2 - Investment in affiliates:

The Trust is a 40% member of WHLLC, a limited liability company that is managed by Hekemian, a company which manages all of the Trust's properties and in which one of the trustees of the Trust is the chairman of the board. Certain other members of WHLLC are either trustees of the Trust or their families or officers of Hekemian. WHLLC owns a residential apartment complex located in Westwood, New Jersey.

Summarized financial information of WHLLC as of October 31, 2001 and 2000 and for each of the three years in the period ended October 31, 2001 is as follows

           2001      2000
           (In Thousands
           of Dollars)
Balance sheet data:
  Assets:
      Real estate and equipment, net ................   $ 13,806    $ 13,942
      Other .........................................        676         756
            Total assets ............................   $ 14,482    $ 14,698
  Liabilities and members' deficiency:
      Liabilities:
        Mortgage payable (A) ........................   $ 14,996    $ 15,185
        Other .......................................        455         398
            Totals ..................................     15,451      15,583
      Members' deficiency:
        Trust .......................................       (386)       (352)
        Others ......................................       (583)       (533)
            Totals ..................................       (969)       (885)
            Total liabilities and members' deficiency   $ 14,482    $ 14,698

(A) The chairman of the Trust, who is also a member of WHLLC, has personally guaranteed the mortgage in certain limited circumstances. The Trust and the other members of WHLLC have indemnified the chairman to the extent of their ownership percentage in WHLLC with respect to this guarantee.


                                                   2001       2000        1999
         (In Thousands of Dollars)
Income statement data:
    Rental revenue ...........................   $ 3,035     $ 2,863   $ 2,728
    Rental expenses ..........................     2,559       2,430     2,415
    Income from rental operations ............       476         433       313
    Prepayment penalty on mortgage refinancing        --          --      (442)
    Net income (loss) ........................   $   476     $   433   $  (129)


Note 3 - Investments In Marketable Securities:
At October 31, 2001 and 2000, the Trust's investment in marketable debt securities, all of which were classified as available for sale, consisted of government agency bonds. The maturities for all securities held at October 31, 2001 and 2000 are as follows:

           2001      2000
           (In Thousands of Dollars)
           Amortized           Amortized
           Cost      Fair ValueCost       Fair Value
One to five years         --         --     $9,000     $8,978
Five to ten years     $  500     $  500        500        473
    Totals ......     $  500     $  500     $9,500     $9,451

Note 4 - Real estate and equipment: Real estate and equipment consists of the following:

           Range
           of Estimated
           Useful Lives        2001       2000
           (In Thousands of Dollars)
Land ................................     $23,831     $23,831
Unimproved land .....................       2,636       2,384
Apartment buildings  7-40 years11,464      11,045
Commercial buildings and
  shopping centers ..................     15-50 years  57,443      56,510
Construction in progress ............         263         795
Equipment  3-15 years642 ............         582
                                                       96,279      95,147
Less accumulated depreciation .......      19,324      17,109
            Totals ..................     $76,955     $78,038

Note 5 - Mortgages payable:

Mortgages payable consist of the following:

           2001      2000
           (In Thousands of Dollars)
Northern Life Insurance Cos. - Frederick, MD (A) .....     $18,004     $18,319
National Realty Funding L.C. - Westwood, NJ (B) ......      10,184      10,306
Larson Financial Resources, Inc. - Spring Lake, NJ (C)       3,576       3,621
Fleet Bank - Patchogue, NY (D) .......................       7,057       7,191
Larson Financial Resources, Inc. - Wayne, NJ (E) .....      10,645      10,777
Larson Financial Resources, Inc. - River Edge, NJ (F)        5,197       5,262
Larson Financial Resources, Inc. - Maywood, NJ (G) ...       3,771       3,818
Fleet Bank - Olney, MD (H) ...........................      10,920      10,920
            Totals ...................................     $69,354     $70,214

(A) Payable in monthly installments of $152,153 including interest at 8.31% through June 2007 at which time the outstanding balance is due. The mortgage is secured by a retail building in Frederick, Maryland having a net book value of approximately $22,681,000.

(B) Payable in monthly installments of $73,248 including interest at 7.38% through February 2013 at which time the outstanding balance is due. The mortgage is secured by a retail building in Westwood, New Jersey having a net book value of approximately $10,945,000.

(C) Payable in monthly installments of $23,875 including interest at 6.70% through December 2013 at which time the outstanding balance is due. The mortgage is secured by an apartment building in Spring Lake, New Jersey having a net book value of approximately $487,000.

(D) Payable in monthly installments of $54,816 including interest at 7.375% through January 2005 at which time the outstanding balance is due. The mortgage is secured by a retail building in Patchogue, New York having a net book value of approximately $10,050,000.

(E) Payable in monthly installments of $76,023 including interest at 7.29% through July 2010 at which time the outstanding balance is due. The mortgage is secured by an apartment building in Wayne, New Jersey having a net book value of approximately $1,714,000.

(F) Payable in monthly installments of $34,862 including interest at 6.75% through December 2013 at which time the outstanding balance is due. The mortgage is secured by an apartment building in River Edge, New Jersey having a net book value of approximately $1,282,000.

(G) Payable in monthly installments of $25,295 including interest at 6.75% through December 2013 at which time the outstanding balance is due. The mortgage is secured by an apartment building in Maywood, New Jersey having a net book value of approximately $880,000.

(H) Interest only is payable monthly at 175 basis points over the 90 day LIBOR rate (an effective rate of 5.25% at October 31, 2001) and resets every 90 days. The mortgage, which is due in March 2002 (and may be extended for one year), is secured by a shopping center in Olney, Maryland having a net book value of $15,406,000.

Principal amounts (in thousands of dollars) due under the above obligations in each of the five years subsequent to October 31, 2001 are as follows:

Year Ending

October 31,          Amount
           2002      $11,836
           2003      990
           2004      1,068
           2005      7,627
           2006      1,063


The fair value of the Trust's long-term debt, which approximates $71,701,000 at October 31, 2001, is estimated based on the quoted market prices for the same or similar issues or on the current rates offered to the Trust for debt of the similar remaining maturities.

Note 6 - Line of credit agreement:

The Trust had an $8,000,000 revolving line of credit agreement with Fleet (formerly Summit) Bank which expired during May 2000. The Trust is currently negotiating with another financial institution for a $14,000,000 two-year revolving line of credit.

Note 7 - Commitments and contingencies:

Leases:
Retail tenants:

The Trust leases retail space having a net book value of approximately $69,143,000 at October 31, 2001 to tenants for periods of up to twenty-five years. Most of the leases contain clauses for reimbursement of real estate taxes, maintenance, insurance and certain other operating expenses of the properties. Minimum rental income (in thousands of dollars) to be received from noncancelable operating leases in years subsequent to October 31, 2001 are as follows:

           Year Ending
October 31,          Amount
           2002      $  8,519
           2003      7,999
           2004      7,345
           2005      6,757
           2006      6,159
           Thereafter  41,845
           Total     $78,624

The above amounts assume that all leases which expire are not renewed and, accordingly, neither minimal rentals nor rentals from replacement tenants are included.

Minimum future rentals do not include contingent rentals which may be received under certain leases on the basis of percentage of reported tenants' sales volume or increases in Consumer Price Indices. Rental income that is contingent on future events is not included in income until the contingency is resolved. Contingent rentals included in income for each of the three years in the period ended October 31, 2001 were not material.

Residential tenants:

Lease terms for residential tenants are usually one year or less.

Environmental concerns:

IIn accordance with applicable regulations, the Trust reported to the New Jersey Department of Environmental Protection ("NJDEP") that a historical discharge of hazardous material was discovered in 1997 at the renovated Franklin Lakes shopping center (the "Center").

In November 1999, the Trust received a no further action letter from the NJDEP concerning the historical discharge at the Center. However, the Trust is required to continue monitoring such discharge, the cost of which will not be material.

Note 8 - Management agreement and related party transactions:

The properties owned by the Trust are currently managed by Hekemian. The management agreement requires fees equal to a percentage of rents collected. Such fees were approximately $771,000, $697,000 and $623,000 in 2001, 2000 and
1999, respectively. In addition, Hekemian charged the Trust fees and commissions in connection with the acquisitions of the commercial buildings in Olney, Maryland in 2000 and various mortgage refinancing and lease acquisition fees. Such fees and commissions amounted to approximately $472,000, $527,000 and $208,000 in 2001, 2000 and 1999, respectively.

The Trust earned approximately $48,000 and $49,000 in 2001 and 2000, respectively, on the advance it made in 2000 on behalf of the minority interest in Olney which was repaid in 2001.


Note 9 - Earnings per share:

Basic and diluted earnings per share, based on the weighted average number of shares outstanding during each period, are comprised of ordinary income.

The Trust has adopted the provisions of SFAS 128, which require the presentation of "basic" earnings per share and, if appropriate, "diluted" earnings per share. Basic earnings per share is calculated by dividing net income by the weighted average number of shares outstanding during each period. The calculation of diluted earnings per share is similar to that of basic earnings per share, except that the denominator is increased to include the number of additional shares that would have been outstanding if all potentially dilutive shares, such as those issuable upon the exercise of stock options and warrants, were issued during the period.

In computing diluted earnings per share for each of the three years in the period ended October 31, 2001, the assumed exercise of all of the Trust's outstanding stock options, adjusted for application of the treasury stock method, would have increased the weighted average number of shares outstanding as shown in the table below:

           2001      2000      1999
    Basic weighted average shares
      outstanding              3,119,576  3,119,576 3,119,576
    Shares arising from assumed
      exercise of stock options                     13,759   --        --
    Dilutive weighted average shares
      outstanding              3,133,335  3,119,576 3,119,576

Note 10 - Equity incentive plan:

On September 10, 1998, the Board of Trustees approved the Trust's Equity Incentive Plan (the "Plan") which was ratified by the Trust's shareholders on April 7, 1999, whereby up to 460,000 of the Trust's shares of beneficial interest may be granted to key personnel in the form of stock options, restricted share awards and other share-based awards. In connection therewith, the Board of Trustees approved an increase of 460,000 shares in the Trust's number of authorized shares of beneficial interest. Key personnel eligible for these awards include trustees, executive officers and other persons or entities including, without limitation, employees, consultants and employees of consultants, who are in a position to make significant contributions to the success of the Trust. Under the Plan, the exercise price of all options will be the fair market value of the shares on the date of grant. The consideration to be paid for restricted share and other share-based awards shall be determined by the Board of Trustees, with the amount not to exceed the fair market value of the shares on the date of grant. The maximum term of any award granted may not exceed ten years. The actual terms of each award will be determined by the Board of Trustees.

Upon ratification of the Plan on April 7, 1999, the Trust issued 377,000 stock options which it had previously granted to key personnel on September 10, 1998. The fair value of the options on the date of grant was $15 per share. The options, all of which are outstanding at October 31, 2001, are exercisable through September 2008.

In accordance with the provisions of Accounting Principles Board Opinion No. 25, Accounting for Stock Issued to Employees ("APB 25"), the Trust will recognize compensation costs as a result of the issuance of restricted share and other share-based awards based on the excess, if any, of the fair value of the underlying stock at the date of grant or award (or at an appropriate subsequent measurement date) over the amount the recipient must pay to acquire the stock. Therefore, the Trust will not be required to recognize compensation expense as a result of any grants of stock options, restricted share and other share-based awards at an exercise price that is equivalent to or greater than fair value. The Trust will also make proforma disclosures, as required by Statement of Financial Accounting Standards No. 123, Accounting for Stock-Based Compensation ("SFAS 123"), of net income or loss as if a fair value based method of accounting for stock options had been applied instead if such amounts differ materially from the historical amounts.

In the opinion of management, if compensation cost for the stock options granted in 1999 had been determined based on the fair value of the options at the grant date under the provisions of SFAS 123 using the Black-Scholes option pricing model and assuming a risk-free interest rate of 4.27%, expected option lives of ten years, expected volatility of 1.65% and expected dividends of 8.59%, the Trust's pro forma net income and pro forma basic net income per share arising from such computation would not have differed materially from the corresponding historical amounts.

Note 11- Share split:

On September 26, 2001, the Board of Trustees approved a two-for-one share split in the form of a share dividend. In connection with the share dividend, the Board of Trustees also approved an increase in the authorized number of shares of beneficial interest from 1,790,000 to 4,000,000. Financial information contained herein, including the number of options, has been adjusted to retroactively reflect the impact of the split. The number of shares of beneficial interest issued at October 31, 2001, after giving effect to the split, was 3,119,576 (1,559,788 shares before the split).

Note 12- Deferred fee plan:

During fiscal 2001, the Board of Trustees adopted a deferred fee plan (the "Plan") for its officers and trustees. Pursuant to the Plan, any officer or trustee may elect to defer receipt of any fees that would be due them. The Trust has agreed to pay any participant (the "Participant") in the Plan interest on any deferred fee at 9% per annum, compounded quarterly. Any such deferred fee is to be paid to the Participants at the later of: (i) the retirement age specified in the deferral election; (ii) actual retirement; or (iii) upon cessation of a Participant's duties as an officer or trustee. The Plan provides that any such deferral fee will be paid in a lump sum or in annual installments over a period not to exceed 10 years, at the election of the Participant. As of October 31, 2001, approximately $96,000 of fees have been deferred along with accrued interest of approximately $4,000.

Note 13- Segment information:

SFAS No. 131, "Disclosures about Segments of an Enterprise and Related Information," established standards for reporting financial information about operating segments in interim and annual financial reports and provides for a "management approach" in identifying the reportable segments.

The Trust has determined that it has two reportable segments: retail properties and residential properties. These reportable segments offer different products, have different types of customers and are managed separately because each requires different operating strategies and management expertise. The retail segment contains six separate properties and the residential segment contains eight properties. The accounting policies of the segments are the same as those described in Note 1.

The chief operating decision-making group of the Trust's retail segment, residential segment and corporate/other is comprised of the Trust's Executive Committee of the Board of Trustees.

The Trust assesses and measures segment operating results based on net operating income ("NOI"). NOI is based on operating revenue and expenses directly associated with the operations of the real estate properties, but excludes deferred rents (straight lining), depreciation and financing costs. NOI is not a measure of operating results or cash flows from operating activities as measured by accounting principles generally accepted in the United States of America, and is not necessarily indicative of cash available to fund cash needs and should not be considered an alternative to cash flows as a measure of liquidity.

Real estate rental revenue, operating expenses, NOI and recurring capital improvements for the reportable segments are summarized below and reconciled to consolidated net income for each of the three years in the period ended October 31, 2001. Asset information is not reported since the Trust does not use this measure to assess performance.

           2001      2000      1999
           (In Thousands of Dollars)
Real estate rental revenue:
    Retail .............................     $ 11,522    $ 10,338    $  8,472
    Residential ........................        6,726       6,353       6,167
      Totals ...........................       18,248      16,691      14,639
Real estate operating expenses:
    Retail .............................        3,617       3,015       2,526
    Residential ........................        3,024       2,834       2,717
      Totals ...........................        6,641       5,849       5,243
Net operating income:
    Retail .............................        7,905       7,323       5,946
    Residential ........................        3,702       3,519       3,450
    Totals .............................     $ 11,607    $ 10,842    $  9,396
Recurring capital improvements -
    residential ........................     $    479    $    342    $    261
Reconciliation to consolidated net
    income:
    Segment NOI ........................     $ 11,607    $ 10,842    $  9,396
    Deferred rents - straight lining ...          415         436         399
    Net investment income ..............          683         834         742
    Other income .......................           23
    Equity in income (loss) of affiliate          190         173         (52)
    General and administrative expenses          (539)       (365)       (434)
    Depreciation .......................       (2,215)     (1,988)     (1,716)
    Financing costs ....................       (5,356)     (5,165)     (4,620)
    Minority interest ..................          (85)        (31)
Net income .............................     $  4,700    $  4,759    $  3,715


Note 14- Quarterly data (unaudited):

The following summary represents the results of operations for each quarter for the years ended October 31, 2001 and 2000 (in thousands, except per share data):

           Quarter Ended
           31-Jan    30-Apr    31-Jul     31-Oct
  2001
  Revenue             $  4,818 $  4,793    $  5,036  $  4,887
  Expenses           3,701     3,832      3,590           3,711
    Net Income                  $  1,117  $    961   $  1,446  $  1,176
  Earnings per Share (1)
   Basic              $   0.36  $   0.31  $   0.47   $   0.38
   Diluted           0.36       0.31      0.46      0.37
   Dividends per share (1)                0.30      0.30      0.30      0.48

           Quarter Ended
           31-Jan    30-Apr    31-Jul     31-Oct
  2000
  Revenue             $  4,138  $  4,280   $  4,892 $  4,848
  Expenses           3,183     3,226       3,483    3,507
    Net Income                  $    955   $  1,054 $  1,409   $  1,341
  Earnings per Share (1)
   Basic              $   0.31  $   0.34   $   0.45  $   0.43
   Diluted           0.31      0.34        0.45     0.43
   Dividends per share (1)                0.25       0.25     0.25      0.58
    (1) Per share amounts prior to October 18, 2001, the date that the two-for-one share distribution was made, have been adjusted to reflect the share distribution.
    (2) The sum of quarterly earnings per share may differ from annual earnings per share due to rounding.

Note 15- Acquisition:

The Trust is in the process of finalizing a 40% managing member interest in a joint venture to be formed with a group consisting principally of employees of Hekemian. The purpose of this joint venture is the acquisition of a 320,000 square foot shopping center in Northern New Jersey for approximately $33,000,000. The Trust and its joint venture partner are currently completing its due diligence. If the due diligence process proves satisfactory, it is anticipated the acquisition will close sometime during the first half of the year ending October 31, 2002.

Report of Independent Public Accountants


J. H. Cohn LLP       BRONXVILLE, NY
  75 EISENHOWER PARKWAY        LAWRENCEVILLE, NJ
  ROSELAND, NJ 07068-1697      METRO PARK, NJ
  (973) 228-3500     NEW YORK, NY
           OCEAN, NJ
           ROSELAND, NJ
           SAN DIEGO, CA

To the Trustees and Shareholders
First Real Estate Investment Trust of New Jersey and Subsidiary

We have audited the accompanying consolidated balance sheets of FIRST REAL ESTATE INVESTMENT TRUST OF NEW JERSEY AND SUBSIDIARY as of October 31, 2001 and 2000, and the related consolidated statements of income, comprehensive income, undistributed earnings and cash flows for each of the three years in the period ended October 31, 2001. These financial statements are the responsibility of the Trust's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the consolidated financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of First Real Estate Investment Trust of New Jersey and Subsidiary as of October 31, 2001 and 2000, and their results of operations and cash flows for each of the three years in the period ended October 31, 2001, in conformity with accounting principles generally accepted in the United States of America.





Roseland, New Jersey
November 21, 2001    J. H. Cohn LLP

FIRST REAL ESTATE INVESTMENT TRUST OF NEW JERSEY

Selected Financial Data (in thousands except per share amounts) Income Statement
Data:


Year ended October 31,                     2001           2000         1999         1998         1997
Revenues:
Revenues from Real Estate Operations     $ 18,661     $ 17,151     $ 15,037      $ 14,213     $ 11,553
Net Investment Income ..............          683          834          742             6            6
Equity In Income (Loss) of Affiliate          190          173          (52)          213          139
                                           19,534       18,158       15,727        14,432       11,698
Expenses:
Real Estate Operations .............        6,639        5,850        5,275         5,026        4,499
Financing Costs ....................        5,356        5,165        4,620         3,762        2,629
General Expenses ...................          539          365          401           309          288
Depreciation .......................        2,215        1,988        1,716         1,650        1,319
Minority Interest ..................           85           31           --            --           --
                                           14,834       13,399       12,012        10,747        8,735
Net Income .........................     $  4,700     $  4,759     $  3,715      $  3,685     $  2,963
  Earnings Per Share:
  Basic ............................     $   1.51     $   1.53     $   1.19      $   1.18     $   0.95
  Diluted ..........................     $   1.50     $   1.53     $   1.19      $   1.18     $   0.95
Cash Dividends Declared Per
  Common Share .....................     $   1.38     $   1.33     $   1.13      $   1.06     $   0.95
Balance Sheet Data:
Total Assets .......................     $ 96,495     $ 96,781     $ 84,428      $ 71,275     $ 59,233
Long-Term Obligations ..............     $ 69,354     $ 70,214     $ 60,071      $ 47,853     $ 24,429
Secured Note Payable ...............     $     --     $     --     $     --      $     --     $ 11,429

Shareholders' Equity ...............     $ 21,588     $ 21,144     $ 20,520      $ 20,362     $ 19,984
Weighted Average Number of
  Shares Outstanding:
    Basic ..........................        3,120        3,120        3,120         3,120        3,120
    Diluted ........................        3,133        3,120        3,120         3,120        3,120


Management's Discussion and Analysis of Financial Condition and Results of Operations

Cautionary Statement Identifying Important Factors That Could Cause FREIT's Actual Results to Differ From Those Projected in Forward Looking Statements.

Readers of this discussion are advised that the discussion should be read in conjunction with the consolidated financial statements of FREIT (including related notes thereto) appearing elsewhere in this Annual Report. Certain statements in this discussion may constitute "forward-looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995. Forward-looking statements reflect FREIT's current expectations regarding future results of operations, economic performance, financial condition and achievements of FREIT, and do not relate strictly to historical or current facts. FREIT has tried, wherever possible, to identify these forward-looking statements by using words such as "believe," "expect," "anticipate," "intend," "plan," "estimate," or words of similar meaning.

Although FREIT believes that the expectations reflected in such forward-looking statements are based on reasonable assumptions, such statements are subject to risks and uncertainties, which may cause the actual results to differ materially from those projected. Such factors include, but are not limited to, the following: general economic and business conditions, which will, among other things, affect demand for rental space, the availability of prospective tenants, lease rents and the availability of financing; adverse changes in FREIT's real estate markets, including, among other things, competition with other real estate owners, risks of real estate development and acquisitions; governmental actions and initiatives; and environmental/safety requirements.



Overview

FREIT is an equity real estate investment trust ("REIT") that owns a portfolio of residential apartment and retail properties. Our revenues consist primarily of fixed rental income and additional rent in the form of expense reimbursements derived from our income producing retail properties. We also receive income from our 40% owned affiliate, Westwood Hills, which owns a residential apartment property. Our policy has been to acquire real property for long-term investment. All references to per share amounts are on a diluted basis (unless otherwise indicated) and adjusted to reflect the one-for-one share dividend paid in October 2001.

Results of Operations:

Fiscal Years ended October 31 ,2001 and 2000
Revenues for the year ended October 31, 2001 increased 7.6% to $19,534,000 from $18,158,000 last year. The increase was primarily attributable to increased revenues from real estate operations (see discussions below). Net Income for the year decreased 1.2% to $4,700,000 from $4,759,000. This decrease is primarily attributable to a $114,000 charge to expenses in connection with the abandonment of a property acquisition.

Retail Segment

Changes in the Retail Segment Revenue and Net Operating Income ("NOI") have been effected principally by the acquisition of the Olney Town Center, Olney, MD ("Olney") on March 29, 2000. NOI as used in this discussion reflects operating revenue and expenses directly associated with the operations of the real estate properties, but excludes straight lining of rents, depreciation and financing costs (See Note 13 to the consolidated financial statements). The following table sets forth comparative operating data separately for the Retail properties owned before the Olney acquisition ("Same Properties") and Olney:

           Year Ended October 31,
                     2001      2000
           Rental Revenue:     ($000)
             Same Properties               $ 9,328  $ 9,126
             Olney (purchased 3/29/00)              2,194     1,212
               Total Retail               $11,522   $10,338
           Operating Expenses:
             Same Properties               $ 2,903  $ 2,611
             Olney (purchased 3/29/00)              714       404
               Total Retail               $ 3,617   $ 3,015
           Net Operating Income
             Same Properties               $ 6,425  $ 6,515
             Olney (purchased 3/29/00)              1,480     808
               Total Retail               $ 7,905   $ 7,323

Rental revenue at FREIT's Same Properties increased modestly by 2.2% for the year ended October 31, 2001 to $9.3 million from $9.1 million last year. Average occupancy for the current year was 95.8% compared to 81.7% last year. Occupancy at October 31, 2001 was 97.3% compared to 82% at October 31, 2000. This increase in occupancy % is expected to add an estimated $280,000 in fixed rents to next year's revenues, plus additional revenues as a result of increases in expense reimbursements of Common Area Maintenance ("CAM") and real estate taxes. While our current leases project the above increases in revenues, the apparent negative effect on consumer spending caused by the horrific events of September 11th, and current US recession, may eliminate the ability of weaker tenants to pay rents, or even stay in business. The affect at this time is too uncertain to quantify.

On January 21, 2002 Kmart Corporation, a major tenant in our Westwood Shopping Center, filed for protection under Chapter 11 of the U.S. Bankruptcy Code. Due to the below market rent they are paying for their space, it is highly unlikely that FREIT will suffer any rent loss. We anticipate that Kmart will keep this space or assign their lease to another tenant.

The increase in revenues at the Same Properties was more than offset by expenses not chargeable back to tenants via CAM charges such as: $106,000 of tenant account receivable write-offs, $50,000 of expensed roof repairs, and CAM and real estate charges not reimbursed because of vacancies.

Occupancy at Olney remains unchanged at 92%, as the vacant space is being kept vacant pending the expansion (see below).

Olney Expansion

Olney is a 98,900 sq. ft. neighborhood shopping center. We are planning an approximately 52,000 sq. ft. expansion and modernization that is expected to add to revenues, net earnings, and value to FREIT's real estate portfolio. The expansion is subject to the expansion plans being approved by the required governmental agencies, satisfactory pre-leasing of the new expanded space, and the agreement of current tenants to be relocated. The expansion and modernization costs are estimated at $12 million, including lost rents during construction and from the relocation of tenants. Through 10/31/01 approximately $237,000 of pre-construction development costs have been expended and deferred. If all governmental approvals are received and tenant leasing acceptable, we expect to finance the expansion, in part, from construction financing and, in part, from funds available from our institutional money market investment.

We are now evaluating the economics of the timing of the expansion and may defer it to coincide with the expiration of particular leases. If we do decide to defer, we will immediately make the space we have kept vacant available for leasing.

Residential Segment

           Year Ended October 31,
                     2001      2000
                     ($000)
           Rental Revenue                  $ 6,726  $ 6,353
           Operating Expenses               3,024    2,834
           Net Operating Income            $ 3,702  $ 3,519
           Recurring Capital Improvements $   479   $   342

Residential revenue increased 5.9% to $6.7 million from $6.4 million last year. Revenue is principally composed of monthly apartment rental income. Total apartment rental income is a factor of occupancy and monthly apartment rents. For the year ended 10/31/01, average occupancy was 94.4% and average monthly apartment rents were $892. This compares to last year's average occupancy of 93.4% and average monthly rents were $844. Average monthly rents at 10/31/01 were $946. If these current average monthly rents and current occupancy hold, approximately $390,000 will be added to revenues over the next fiscal year. However, we are finding that the economic downturn is causing increased resistance to rental increases, and may, over the next six months result in higher vacancies than we have experienced over the past three years. For instance, a 1% decline in annual average occupancy results in a $65,400 decline in revenues.

During the year ended 10/31/01 Residential operating expenses increased 6.7% to $3.0 million from $2.8 million over last year. The principal causes were higher utility costs. The higher utility costs resulted from a combination of higher utility rates and a colder winter than last year. As a percentage of revenue, operating costs were about flat at 44.9% this year compared to 44.6% last year.

Capital improvements this year increased by $137,000 over last year. The increase resulted from major apartment renovation programs at two of our apartment communities to maintain their competitiveness in their markets. Since our apartment communities were constructed more than 25 years ago, we tend to spend more in any given year on maintenance and capital improvements than may be spent on newer properties.

We own 20+/-acres of undeveloped land in Rockaway, NJ, and have received building plan approval from the Township for the construction of 129 garden apartment units. Development costs are estimated at $13.8 million that we will finance, in part, from construction financing and, in part, from funds available from our institutional money market investment. Through 10/31/01 approximately $251,000 of pre-construction development costs have been expended and deferred.


Net Investment Income

Net investment income is principally interest earned from our investments in Government Agency Bonds, and an Institutional Money Market fund, and from advances (now repaid) to related parties for the sale to them of a 25% interest in S&A Commercial Associates LP (which owns Olney). Earnings received from these sources for the last two fiscal years are as follows (in thousands of dollars):

           Year Ended October 31,
                     2001      2000
           Government Agency Bonds And
             Institutional Money Market:
               Interest Income             $   632  $   849
               Realized Losses            --        (68)
           Related Party Loans             48       49
           Other                 3         4
                               $   683    $   834

As a result of the lower interest rate environment over the course of this fiscal year than existed at the beginning of our fiscal year, $9 million of Government Agency Bonds were called. The one remaining $500,000 bond as at October 31, 2001, was called on 11/17/01. All proceeds from the redemptions have been invested in an institutional money market fund. As a result of the redemptions, our annualized yield has been reduced as of 10/31/01 to approximately 2.9% from 6.5% at the end of our last fiscal year. These interest rate yield reductions coupled with the repayment of the related party loan is expected to result in lower Net Investment Income over the up-coming fiscal year than this past year. (See "Financing Costs" below for partial offsetting benefits.)

Equity Income of Affiliate

FREIT's share of earnings of its 40% owned affiliate, Westwood Hills LLC, which owns a 210 unit apartment community in Westwood, NJ, increased 9.8% to $190,000 from $173,000 last year. The increase is principally attributable to average monthly rents increasing 6.4% to $1,227 from $1,153 last year. Average monthly rents as at 10/31/01 were $1,267. Average occupancy over the year was 97.4% compared to 97.8% last year. Cash distributions we received from our affiliate this year and last year were $224,000 and $231,000 respectively.

Financing Costs

Financing Costs for the year increased 3.7% to $5.4 million from $5.2 million last year. The increase is wholly attributable to the Olney financing costs. Olney was acquired on March 29, 2000, and was included in operations for only seven months last year. The increase attributable to Olney of $256,000 was partially offset by reduced interest costs at the Same Properties as a result of lower mortgage balances from normal loan amortization. In addition FREIT's $10.9 million floating rate mortgage benefited from the lower interest rate environment this year compared to last year (interest charged on this loan was 5.25% at 10/31/01 compared to 8.03% at 10/31/00.

General Administrative Expenses

Our G & A expenses increased to $539,000 from $365,000 last year. Included in this year's expense was a charge for $114,000, which represents expenses in connection with the abandonment of a property acquisition we felt, should no longer be pursued under the current purchase structure. Legal fees increased approximately $35,000, principally in connection with SEC reporting matters; and we made a $5,000 contribution to NJ victims of the September 11th events.

Depreciation

Depreciation expense this year increased 11.4% to $2.2 million compared to $2.0 million last year. Most all of this increase is primarily attributable to Olney being included in operations for a full year this year and only seven months last year.

Results of Operations:

Fiscal Years ended October 31 ,2000 and 1999

Acquisition

On March 29, 2000, FREIT acquired the Olney Town Center ("Olney"), in Olney, MD. Olney is a 98,800 sq. ft. neighborhood shopping center with expansion potential to 131,000 sq. ft. The center is 91.5% occupied. The shopping center is situated on approximately 13 acres of land. Approximately 11 acres are subject to a ground lease expiring in 2078, and approximately 2 acres are owned in Fee simple.

The center was acquired by purchasing 100% ownership interest of S And A Commercial Associates Limited Partnership ("S and A"). S and A's only asset at the closing date was the shopping center. The purchase price of the center, approximately $15,648,000, was financed, in part, with the proceeds of a $10,920,000 mortgage, with the balance of the purchase price being supplied by the proceeds from liquidating a portion of the Trust's marketable securities.

FREIT has agreed in principal to sell, as of March 29, 2000, a 25% interest in S and A to a group consisting principally of employees of Hekemian on the same basis and cost to FREIT. The accompanying financial statements include the operations of Olney since the acquisition date which are summarized as follows:

           Period From         % Of
           3/29/00   Consolidated
           To        Year Ended
           10/31/00  10/31/00
           ($000)
Selected Income Statement Data:
Revenues   $1,291    7.1%

Operating Expenses   384       6.2%
Financing Costs      567       11.0%
Depreciation         218       11.0%
Minority Interest    31        103.3%
      Total Expenses 1,200     9.0%
Net Earnings         $   91    1.9%
Earnings Per Share   $ 0.06    1.9%

Revenues

For the fiscal year ended October 31, 2000 ("Fiscal 2000"), total revenues increased $2,431,000 (15.4%) to $18,158,000 from $15,727,000 for fiscal ended
October 31, 1999 ("Fiscal 1999"). $2,110,000 or 86.9% of this increase is attributable to revenues from real estate operations. The balance of the revenue increase is from FREIT's share of the earnings from its affiliate ($226,000) and from increased investment income ($92,000).



Real Estate Operations: The $2,110,000 (14%) increase in revenues from real estate operations is primarily attributable to Olney ($1,291,000), which has been included in operations since March 29, 2000, and increased revenues from Franklin Crossing ($309,000) as a result of higher occupancy. Revenue at retail properties other than Olney and Franklin Crossing increased 4.4%, and included a $150,000 lease termination fee at the Westridge Square Shopping Center.

Revenue at the residential properties increased 3% despite a modest decline in occupancy. The decline in occupancy having been offset by increased apartment rentals.

Net Investment Income: Net investment income, which is principally derived from FREIT's investment in marketable securities (U.S. Treasury Notes and Government Agency bonds), and money market funds, increased 12.4% to $834,000.

Earnings from 40% Owned Affiliate: Equity in Earnings of FREIT's 40% owned affiliate, Westwood Hills L.L.C. was $173,000 for Fiscal 2000 compared to a loss of $52,000 for Fiscal 1999. This positive swing of $225,000 resulted from an 8% increase in the affiliate's NOI (Net Income before depreciation and debt service), and the non-reoccurrence of mortgage refinancing costs of $440,000 incurred during Fiscal 1999.

Expenses:

For Fiscal 2000 overall expenses increased $1,387,000 (11.5%) to $13,399,000 from $12,012,000 for Fiscal 1999. The principal areas of increase and percentage increase were in the following areas: Real estate operations $271,000 (8.2%), real estate taxes $265,000 (13.8%), financing costs $545,000 (11.8%), and depreciation $272,000 (15.9%). The inclusion of Olney's operations during Fiscal 2000 accounted for $1,200,000 (87%) of the overall expense increase - see table above for the amount and % of the categories attributed to Olney. Administrative costs declined 15.3% in Fiscal 2000.

Net Income:

Net Income for Fiscal 2000 increased 28.1% to $4,759,000 ($.77 per share) compared to $3,715,000 ($.60 per share) for Fiscal 1999. The earnings component increases during Fiscal 2000 over Fiscal 1999 are as follows:

           Current Year

           Changes

Real Estate Operations         $1,203,000
Net Investment Income          93,000
Equity in Income of Affiliate  225,000
Financing Costs      (545,000)
Administrative Costs           67,000
           $1,043,000

The increase in Net Income from Real Estate Operations is attributable to a 2.1% increase at FREIT's residential properties and a 22.4% increase at the Retail properties. The increase in Net Income at the Retail properties is principally attributable to the inclusion of Olney and increased occupancy at Franklin Crossing.

Funds From Operations ("FFO")

FFO is considered by many as a standard measurement of a REIT's performance. We compute FFO as follows (in thousands of dollars):

           Year Ended October 31,

                     2001      2000
           Net Income                     $4,700    $4,759
           Depreciation - Real Estate               2,215     1,988
           Amortization of Deferred
             Mortgage Costs               126       111
           Deferred Rents                 (415)     (436)
           Capital Improvements -
             Apartments                   (479)     (342)
           Project Abandoned              114      --
           Minority Interest              85        31
           Other               61         104
               Funds From Operations                $6,407     $6,215

FFO does not represent cash generated from operating activities in accordance with accounting principles generally accepted in the United States of America, and therefore should not be considered a substitute for net income as a measure of results of operations or for cash flow from operations as a measure of liquidity. Additionally, the application and calculation of FFO by certain other REITs may vary materially from that of FREIT, and therefore FREITS's FFO and the FFO of other REITs may not be directly comparable.

Liquidity and Capital Resources

Our financial condition remains strong. Net Cash Provided By Operating Activities increased 3.8% this year to $6.4 million compared to $6.2 million last year. We expect that cash provided by operating activities will be adequate to cover mandatory debt service payments, recurring capital improvements and dividends necessary to retain qualification as a REIT (95% of taxable income for fiscal year 2001 and 90% of taxable income thereafter).

As at 10/31/01 we had cash, cash equivalents, and marketable securities totaling $13.7 million compared to $12.4 million at 10/31/00. These funds are available for construction, property acquisitions, and general needs.

As described in the segment analysis above, we are planning the expansion of Olney and the construction of apartment rental units in Rockaway, NJ. The total capital required for these two projects is estimated at $25.8 million. We expect to finance these costs, in part, from construction and mortgage financing and, in part, from funds available in our institutional money market investment.



At 10/31/01 FREIT's aggregate outstanding mortgage debt was $69.4 million. Approximately $58.4 million bears a fixed weighted average interest rate of 7.511%, and an average life of approximately 9.2 years. Approximately $10.9 million of mortgage debt bears an interest rate equal to 175 basis points over LIBOR and resets every 90 days. This mortgage note is due in March 2002, but can be extended for one year. The fixed rate mortgages are subject to repayment (amortization) schedules that are longer than the term of the mortgages. As such, balloon payments for all mortgage debt will be required as follows:

           Year

                     (In Millions)

           2002      $    10.9

           2005      $     6.6
           2007      $    15.7
           2010      $     9.2
           2013      $    17.5

The following table shows the estimated fair value and carrying value of our long-term debt at October 31, 2001 and 2000:

           October 31,
                     2001      2000
           (In Millions)
           Fair Value$ 71.7    $ 71.0
           Carrying Value      $ 69.3      $ 70.2

Fair values are estimated based on market interest rates at the end of each fiscal year and on discounted cash flow analysis. Changes in assumptions or estimation methods may significantly affect these fair value estimates.

FREIT expects to re-finance the individual mortgages with new mortgages when their terms expire. To this extent we have exposure to interest rate risk on our fixed rate debt obligations. If interest rates, at the time any individual mortgage note is due, are higher than the current fixed interest rate, higher debt service may be required, and/or re-financing proceeds may be less than the amount of mortgage debt being retired. For example, a one percent interest rate increase would reduce the Fair Value of our debt by $3.3 million, and a one percent decrease would increase the Fair Value by $3.0 million.

Additionally, we have exposure on our floating rate debt. A one percent change in rates, up or down, will decrease or increase income and cash flow by $109,200.

We believe that the values of our properties will be adequate to command re-financing proceeds equal to, or higher than the mortgage debt to be re-financed. We continually review our debt levels to determine if additional debt can prudently be utilized for property acquisition additions to our real estate portfolio that will increase income and cash flow to shareholders.

$14 Million Line of Credit: During the fourth quarter FREIT reached an agreement in principle with a financial institution on the terms for a $14 million, two-year revolving line of credit. Interest rates on draws will be 175 basis points over our choice of the 30, 60, or 90-day LIBOR rate and will reset at the end of every rate renewal period. The line of credit will be secured by mortgages on several of our un-leveraged (debt free) properties. While we feel this line of credit will be formalized shortly, it is subject to the lender's satisfaction of appraisals, title searches, and environmental reports. While the line of credit may shortly be formalized, we do not expect to draw down on this line in the short term. We plan to use it opportunistically, for future acquisitions and/or development opportunities.

Distributions to Shareholders

Since its inception in 1961, FREIT has elected to be treated as a REIT for Federal income tax purposes. In order to qualify as a REIT, we must satisfy a number of highly technical and complex operational requirements including that we must distribute to our shareholders at least 95% (ninety percent (90%) for taxable years beginning after 2000) of our REIT taxable income. We anticipate making distributions to shareholders from operating cash flows, which are expected to increase from future growth in rental revenues. Although cash used to make distributions reduces amounts available for capital investment, we generally intend to distribute not less than the minimum of REIT taxable income necessary to satisfy the applicable REIT requirement as set forth in the Internal Revenue Code.

It has been our policy to pay fixed quarterly dividends for the first three quarters of each fiscal year, and a final fourth quarter dividend based on the fiscal year's net income and taxable income. The following tables list the quarterly dividends paid or declared for the three most recent fiscal years and the percent the dividends were of taxable income. Per share amounts have been adjusted to reflect the one-for-one share dividend paid on October 18, 2001

..
           FISCAL    FISCAL    FISCAL
           2001      2000      1999
First Quarter        $ .30     $ .25       $ .20
Second Quarter       $ .30     $ .25      $ .20
Third Quarter        $ .30     $ .25      $ .20
Fourth Quarter       $ .48     $ .575     $ .525
  Total For Year     $1.38     $1.325     $1.125
                                          Dividends
                                          ($000)              as a % of
                     Total     Taxable    Taxable
           Per Share Dividends Income     Income
2001       $1.38     $4,305    $4,120     104.5%
2000       $1.325    $4,133    $4,122     100.3%
1999       $1.125    $3,510    $3,332     105.3%

Inflation

Inflation can impact the financial performance of FREIT in various ways. Our retail tenant leases normally provide that the tenants bear all or a portion of most operating expenses, which can reduce the impact of inflationary increases on FREIT. Apartment leases are normally for a one-year term, which may allow us to seek increased rents as leases renew or when new tenants are obtained.


Acquisition

FREIT anticipates it will become the Managing Member and hold a 40% interest in a joint venture to be formed (to the satisfaction of the parties) for the acquisition of a 320,000 sq. ft. neighborhood shopping center in Northern NJ. Total acquisition costs will approximate $33 million. We and our joint venture partner, an LLC that will consist primarily of employees of Hekemian, are currently involved in our due-diligence review and reviewing acquisition financing alternatives. If the due-diligence review proves satisfactory, the purchase will close sometime during the first half of the year 2002. Depending on the mortgage acquisition financing alternative selected, FREIT's 40% equity participation will be between $3.2 million and $4.2 million. These funds will be provided from FREIT's money market investments.





Beneficial interests in FREIT are represented by shares without par value (the "Shares"). The Shares represent FREIT's only authorized, issued and outstanding class of equity. As of January 23, 2002 there were approximately 500 holders of record of the Shares. The Shares are traded in the over-the-counter market through use of the OTC Bulletin Board(R) Service (the "OTC Bulletin Board") provided by NASD, Inc. FREIT does not believe that an active United States public trading market exists for the Shares since historically only small volumes of the Shares are traded on a sporadic basis. The following table sets forth, for the periods indicated, the high and low bid quotations for the Shares on the OTC Bulletin Board. Quotations prior to October 18, 2001, the date the one-for-one share distribution was made, have been adjusted to reflect the share distribution.

           High       Low
Fiscal Year Ended October 31, 2001
First Quarter        $19        $14 3/4
Second Quarter       $17 1/4   $15 1/2
Third Quarter        $19       $15 1/2
Fourth Quarter       $18 1/2   $15 1/2
Fiscal Year Ended October 31, 2000
First Quarter        $14       $13
Second Quarter       $12 3/4   $12 1/2
Third Quarter        $13       $12 1/4
Fourth Quarter        $15      $13

The bid quotations set forth above for the Shares reflect inter-dealer prices, without retail mark-up, mark-down or commission and may not necessarily represent actual transactions. The source of the bid quotations is Janney Montgomery Scott, Inc., members of the New York Stock Exchange and other national securities exchanges.